Exhibit 99.1

Acasti Pharma Announces Issuance of Common Shares
in Payment of Outstanding Interest Under Debentures

Laval, Québec, CANADA – July 28, 2017 – Acasti Pharma Inc. (“Acasti” or the “Corporation”) (NASDAQ:ACST – TSX-V:ACST) announces that in accordance with the terms of its outstanding convertible debentures in the total aggregate principal amount of $2,000,000 issued on February 21, 2017 (the “Debentures”), the Corporation has elected to issue an aggregate of 33,381 common shares to the holders of the Debentures in satisfaction of an aggregate of $56,980.75 of interest payable to the holders of the Debentures, of which $17,092.80 was earned from issuance through and payable as of March 31, 2017 (the “First Payment”) and $39,887.95 was earned from April 1, 2017 through and payable as of June 30, 2017 (the “Second Payment”). The common shares issuable for the First Payment and the Second Payment are respectively issuable at a price of $1.80 and $1.67 per share, being the last closing price of the common shares on the TSX Venture Exchange before March 31, 2017 and June 30, 2017, as applicable. The settlement of the interest amount in common shares is subject to the Corporation receiving all necessary prior approvals from the TSX Venture Exchange. All amounts referenced are in Canadian dollars.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. The Corporation’s strategy is to initially develop and commercialize CaPre for the 3 to 4 million patients in the U.S. with severe hypertriglyceridemia. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. For more information, visit www.acastipharma.com.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “believes,” “belief,” “expects,” “intends,” “anticipates,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, statements pertaining to Acasti’s issuance of common shares to holders of Debentures and receipt of required regulatory approvals.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the “Special Note Regarding Forward-Looking Statements” section contained in Acasti’s latest annual report on Form 20-F, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar and on the investor section of Acasti’s website at www.acastipharma.com (the “Annual Report”). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti’s public securities filings with the Securities and Exchange Commission and the Canadian securities regulators. Additional information about these assumptions and risks and uncertainties is contained in the Annual Report under “Risk Factors.”

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE: Acasti Pharma Inc.

Acasti Contact:

Jan D’Alvise

Chief Executive Officer

450-686-4555

info@acastipharma.com

www.acastipharma.com

Media Contact:

Jessica Dyas

Canale Communications

619-849-5385

jessica@canalecomm.com